UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Heska Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
42805E-10-8
(CUSIP Number)
CMC Master Fund, L.P.
c/o C.M. Capital Corporation
525 University Avenue, Suite 1400
Palo Alto, CA 94301
Attn: Elizabeth Hammack
Telephone: (650) 326-6480
Facsimile: (650) 325-4762
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS CMC Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,790,466

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,790,466

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,790,466

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS CMC Master Fund Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,790,466

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,790,466

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,790,466

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS C.M. Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,790,466

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,790,466

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,790,466

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS C.M. Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,790,466

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,790,466

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,790,466

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item l. Security and Issuer
This statement (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Shares”), of Heska Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3760 Rocky Mountain Avenue, Loveland, Colorado 80538.
Item 2. Identity and Background
This Schedule 13D is filed by and on behalf of CMC Master Fund, L.P., a Delaware limited partnership (“CMC Master Fund”), CMC Master Fund Partners, LLC, a Delaware limited liability company and the sole general partner of CMC Master Fund (the “General Partner”), C.M. Capital Advisors, LLC, a Delaware limited liability company and the sole member of the General Partner (the “Fund Manager”), and C.M. Capital Corporation, a California corporation which is the sole member of the Fund Manager (“C.M. Capital”), and collectively with CMC Master Fund, the General Partner and the Fund Manager, the “Reporting Persons”). The principal business of CMC Master Fund is to hold investments in public equities and debt securities and to make private equity and other alternative asset investments. The principal business of the General Partner is to be General Partner of CMC Master Fund. The principal business of the Fund Manager is to manage various funds and partnerships, including the CMC Master Fund, and to be sole member of the General Partner. The principal business of C.M. Capital is to provide investment advice and management. The sole stockholder of C.M. Capital is Alphamill Trust (the “Trust”), of which the trustee is Alphamill Limited, a Delaware corporation (the “Trustee”). The Trustee, as trustee of the Trust, by virtue of the Trust’s ownership of C.M. Capital, may be deemed to share investment discretion and voting authority with respect to the securities covered by this Statement, but disclaims beneficial ownership of such securities. The principal business of the Trustee is to be Trustee of the Trust, and the principal business of the Trust is to hold the shares of C.M. Capital.
John C. Couch, Jenchyn Luh, Johnson Cha, Victor Cha and Payson Cha comprise all of the directors of C.M. Capital, in which capacity they may be deemed to share voting control and dispositive power over the securities covered by this Statement. The executive officers of C.M. Capital are: John C. Couch (Chief Executive Officer), Glenn R. Rodgers (President and Chief Operating Officer), Elizabeth Hammack (Executive Vice President and Secretary), Eamonn Dolan (Executive Vice President), Mark Louie (Executive Vice President) and Jenchyn Luh (Executive Vice President and Assistant Secretary). The principal occupation of John C. Couch, Glenn R. Rodgers, Elizabeth Hammack, Eamonn Dolan, Mark Louie and Jenchyn Luh is business executive at C.M. Capital. The principal occupation of Payson Cha and Johnson Cha is business executive at Mingly Corporation. The principal occupation of Victor Cha is business executive at Hong Kong Resorts International Limited. John C. Couch, Glenn R. Rodgers, Elizabeth Hammack, Eamonn Dolan, Mark Louie, Jenchyn Luh, Johnson Cha, Victor Cha and Payson Cha disclaim beneficial ownership of the securities covered by this Statement. John C. Couch, Glenn R. Rodgers, Elizabeth Hammack, Eamonn Dolan, Mark Louie, Jenchyn Luh, Johnson Cha, Victor Cha and Payson Cha, together with the Trustee, as Trustee of the Trust, and the Reporting Persons, are hereinafter collectively referred to as the “Disclosing Persons.”
During the last five years, none of the Disclosing Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The address of the principal office, or business address, of each Disclosing Person other than Johnson Cha, Victor Cha and Payson Cha is 525 University Avenue, Suite 1400, Palo Alto CA 94301. John C. Couch, Glenn R. Rodgers, Elizabeth Hammack, Eamonn Dolan, Mark Louie and Jenchyn Luh are all citizens of the United States. The business address of Payson Cha and Johnson Cha is the Mingly Corporation, Suite 3701, 37th Floor Jardine House, 1 Connaught Place, Central Hong Kong. Payson Cha and Johnson Cha hold British citizenship. The business address of Victor Cha is HKR International Ltd., 23/F China Merchants Tower, Shun Tak Centre, 168 Connaught Road Central, Hong Kong. Victor Cha is a citizen of the People’s Republic of China.
Item 3. Source and Amount of Funds or Other Consideration
CMC Master Fund acquired the 7,790,466 Common Shares in a privately negotiated transaction in exchange for limited partnership interests in CMC Master Fund.
Item 4. Purpose of the Transaction
The Reporting Persons acquired the Common Shares as part of a restructuring among related parties. Depending upon overall market and general economic conditions, other investment opportunities available to the Reporting Persons, the market price of the Common Shares, the business affairs and financial condition of the Issuer and other factors deemed relevant to the Reporting Persons, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Shares in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable.
Certain of the Reporting Persons have had communications with the Issuer and it is anticipated that the Reporting Persons may, from time to time, have discussions with management, the board of directors, and other stockholders of the Issuer and others, subject to and in compliance with applicable legal requirements, which discussions may include, among other things, strategic alternatives for the Issuer and other opportunities to maximize the value of the Common Shares. The Reporting Persons intend to monitor and evaluate the Issuer’s business, corporate governance and financial performance, to monitor efforts by management to increase stockholder value and to be available to management to the extent that the Issuer may benefit from the institutional experience of the Reporting Persons.
None of the Reporting Persons currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for complying with Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above.

Item 5. Interest in Securities of the Issuer
(a) At the close of business on August 25, 2009, the Reporting Persons beneficially owned 7,790,466 Common Shares, which constitute approximately 14.9% of the class outstanding. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Persons is based upon 52,122,944 Common Shares outstanding at August 7, 2009, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2009. All of the Common Shares beneficially owned by the Reporting Persons are held directly by CMC Master Fund.
The General Partner, the Fund Manager and C.M. Capital may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) the Common Shares beneficially owned by CMC Master Fund. John C. Couch, Glenn R. Rodgers, Elizabeth Hammack, Eamonn Dolan, Mark Louie, Jenchyn Luh, Victor Cha, Payson Cha, Johnson Cha, and the Trustee, as trustee of the Trust, disclaim beneficial ownership of the Common Shares beneficially owned by the Reporting Persons.
(b) The Reporting Persons have shared power to vote or direct the voting of, and to dispose or direct the disposition of, all the Common Shares beneficially owned by the Reporting Persons.
(c) On August 25, 2009, CMC Master Fund acquired 7,790,466 Common Shares in a privately negotiated transaction in exchange for limited partnership interests in CMC Master Fund.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares covered by this Statement.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other person with respect to securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement (furnished herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 4, 2009

CMC MASTER FUND, L.P.
By:	/s/ Elizabeth Hammack
	Name:	Elizabeth Hammack
	Title:	Executive Vice President, C.M. Capital Corporation, which is the manager of C.M. Capital Advisors, LLC, which is the sole member of CMC Master Fund Partners, LLC, which is the General Partner of CMC Master Fund, L.P.

CMC MASTER FUND PARTNERS, LLC
By:	/s/ Elizabeth Hammack
	Name:	Elizabeth Hammack
	Title:	Executive Vice President, C.M. Capital Corporation, which is the manager of C.M. Capital Advisors, LLC, which is the sole member of CMC Master Fund Partners, LLC.

C.M. CAPITAL ADVISORS, LLC
By:	/s/ Elizabeth Hammack
	Name:	Elizabeth Hammack
	Title:	Executive Vice President, C.M. Capital Corporation, which is the manager of C.M. Capital Advisors, LLC

C.M. CAPITAL CORPORATION
By:	/s/ Elizabeth Hammack
	Name:	Elizabeth Hammack
	Title:	Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement (furnished herewith)